Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

EBS Communication Guidelines, Talking Points and FAQ

Attorney Client Privileged – for legal review

PLEASE READ FIRST: GUIDELINES FOR USING THIS DOCUMENT

•	Below you will find a set of talking points and Q&A to guide your conversations with the EBS community related to the merger with T-Mobile.

•	The document is intended for your use only and should not be distributed.

•	Please use these materials to speak with your EBS accounts as an opportunity to notify them of the merger, express your excitement, answer questions to the best of your ability based on information that’s publicly available, let them know how we’ll keep them updated as the merger process progresses.

•	The goal of your conversations is to provide clear and consistent messages to all EBS licensees and to get them excited about the merger but to also put their minds at ease about what happens in the interim

•	It is critical that we speak with one voice. Please do not speculate, make assumptions, address rumors, or discuss any details not provided in this document.

•	If you are asked a question that is not covered in this document, please do not speculate or make up an answer. Instead, take note of the question and respond with the following:

“I’m not sure how to answer your question and I don’t want to provide any information that may not be accurate. I’ll pass your question along and get back to you if I have any additional information to share.”

•	Please keep a written record of your calls and any general observations/questions/concerns raised during the calls. Also note any follow-up items. These will be provided to the merger team for tracking.

Talking Points for Use with EBS Licensees

Introduction/welcome

•	Mention the press release and hope they’ve had a chance to see some of their joint interviews or read the statements

•	Be excited for the opportunity

•	The NewCo will enable us to deliver 5G faster, offer better products and services at lower prices, and expand into more rural markets

Why now and what’s changed?

•	When SoftBank acquired Sprint in 2012, Masa envisioned the potential of a Sprint and T-Mobile combination in order to create a truly disruptive force in the American market.

•	Obviously we’ve made several attempts at this, including last year, but the timing wasn’t right. After the discussions were stopped last year, both companies went back to fine tune their 5G plans, and it became clear that we’d be stronger combined vs stand-alone – our joint spectrum holdings that combine 600 MHz and 2.5 GHz spectrum and other spectrum bands will allow for a comprehensive, robust network that no individual wireless carrier could offer/build on its own

•	As you know, the race to 5G looks very different today than it did only 6 months ago, and recent developments are bringing 5G and the focus on IoT even closer. This momentum will only continue to build.

Why is this a good deal?

1. 5G

•	Both companies have incredible momentum and incredible assets.

•	Our spectrum provides enormous depth. T-Mobile’s spectrum gives us breadth of coverage.

•	And when we combine them, we’ll create the best nationwide mobile 5G network and fuel a giant wave of innovation and disruption throughout the entire marketplace.

•	Alone, we can’t do it, but combined we can build the best network.

•	No one can do what we are doing to do together.

•	And when we do, we’ll win.

2. Delivering consumer benefits

•	Consumers will benefit from better products and services. We’ll have the scale and resources to provide U.S. consumers and businesses with greater competition.

•	We will provide a faster, more reliable network at lower prices and with better value.

•	As a combined company, we’ll also be able to better serve rural communities and compete in areas well beyond the traditional wireless business, such as home broadband, video and IoT.

3. Benefits to EBS licensees

•	EBS spectrum is a core part of the joint business plan going forward

•	Additional low band spectrum (T-Mobile’s 600 MHz) will improve in-building coverage as well as provide additional coverage and capacity in the rural areas.

•	EBS partners will enjoy the benefits of an expanded network footprint, including into more rural markets where bridging the digital divide has been more challenging

FREQUENTLY ASKED QUESTIONS:

Will there be any changes in our current spectrum lease or our relationship with Sprint?

•	No. Sprint continues to operate as a stand-alone company, and we are executing on our stand-alone 5G build plans.

•	We will continue to renew leases and look for new leasing and acquisition opportunities

•	Your relationships and contacts within the spectrum team will be the same as they are now. While we can’t speak for a post-merger world, you can be assured that you will still have a knowledgeable support team to manage the EBS relationships.

Does this change your views on the EBS NPRM/What are your views on the NPRM?

•	We believe the NPRM is a bit different than any of us expected. We have been advocating, along with NEBSA and CTN, for the adoption of the joint consensus proposal, with an emphasis on getting the expansion to county boundaries done first. That will continue to be our most important focus.

•	As to open eligibility, while we weren’t advocating for this rule change at this time (our focus was on the county expansion) we think the FCC did a good job of threading the needle between the various options and have proposed a regulatory environment that allows the EBS licensee to make decisions individually based on their particular facts and circumstances. We will not likely be very actively commenting on the Open eligibility aspect of the proceeding, although we will not oppose Open Eligibility

•	With regard to the EBS usage requirements, if the FCC adopts their proposal that eliminates any usage requirements, that wouldn’t change the terms of our existing leases with regard to service credits or free accounts. If an individual licensee wishes to open that up for discussion in light of any rule changes, we can consider that when appropriate.

•	The proposed merger doesn’t change our position on any of our views of the NPRM. Our most important advocacy will be to continue to support the consensus proposal of expansion to county boundaries vs census tracts.

•	Don’t speculate on what position, if any, T-Mobile might take on the NPRM

How much does T-Mobile know about the EBS Community?

•	We’ve had lengthy discussions with T-Mobile on the EBS relationships, including the unique nature of many of them. They understand our obligation to provide service to the EBS community and we’ve explained our service credit and free account models.

Do you have any thoughts on the spectrum screen?

•	In general, we believe the spectrum screen will be one of many issues for consideration

•	As we’ve seen in the last 12 months, and especially in light of the upcoming mmWave auctions, a successful 5G build will depend on having a range of spectrum frequencies, and we will be advocating strongly for that position.

Any thoughts on the timing of the approval process?

•	Approving this merger is going to take time. We don’t expect to close this merger until the first half of 2019 at the earliest.

•	In the meantime, it’s business as usual

How can we keep updated on the merger process?

•	The email we sent to the entire EBS community includes a link to the joint Sprint/T-Mobile website where you can find all of the real-time updates – we encourage you to check that often

•	We are in discussions with NEBSA on ways to add more information and links on the website that will include the links to the merger site but also some more information specifically for the EBS community

•	We will also continue to update counsel for NEBSA and CTN as both the NPRM and the merger progress

•	If they have any specific concerns or questions, let them know they can reach out to their spectrum manager but understand that we will be limited to what we may be able to communicate during this process

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”)T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following communications were made available by Marcelo Claure, Chief Executive Officer of Sprint, on Twitter:

Tweet: The message is clear: a combined @Sprint and @TMobile will create thousands of new jobs that will help boost the U.S. economy and drive economic growth for the country. [Investor info: sprint.co/2rbMLAU]

Tweet: We will continue to make it clear that this merger is all about growth, including the creation of thousands of jobs! [Investor info: sprint.co/2joz1hS]

Tweet [retweeted by Sprint]: There is no question - a combined @Sprint and @TMobile will create THE most disruptive U.S. carrier. Together, we will bring a supercharged #5G network to our customers. #5GForAll [Investor info: sprint.co/2w7WKfd]

Tweet [retweeted by Sprint]: .@JohnLegere and I are 100% confident that this merger will introduce incredible benefits for consumers. We will deliver better products and services and include immediate improvements to our 4G LTE network (not to mention #5GForAll). [Investor info: sprint.co/2jqeXvs]

Tweet [retweeted by Sprint]: Together with @TMobile, @Sprint will provide BIG benefits to consumers like lower prices and incredible innovations that will help us bring #5GForAll. [Investor info: sprint.co/2HMwkB7]

Tweet: I want to be clear: I’m not leaving @Sprint - quite the opposite. In this new role I’ll be focusing on our #1 priority: collaborating w/ @JohnLegere to secure regulatory approval & oversee planned integration for a @TMobile merger. $S [Investor info: AllFor5G.com/disclaimer ]

The following communications were made available by Marcelo Claure, Chief Executive Officer of Sprint, on Facebook and LinkedIn:

Facebook and LinkedIn post: This week has been filled with BIG news, but there’s some more news I’d like to share: Effective on or before May 31, 2018, I’ll be transitioning to the role of Executive Chairman at Sprint, and am pleased to say that Michel Combes will assume the role of Sprint CEO, overseeing day-to-day operations. I want to be clear: I’m not leaving Sprint - quite the opposite, in fact. In this new role I’ll be focusing on our #1 priority: collaborating with John Legere to secure regulatory approval and oversee planned integration for a T-Mobile merger. [Investor Info: https://sprint.co/2HL2nkZ]

Along with this new role Sprint, I am excited to announce my appointment as CEO of SoftBank Group International & COO of SoftBank Group Corp. to optimize the synergies across the SoftBank family of companies and build new ways for them to work with Sprint.

I’m very excited for Michel to take over the CEO role - he is a proven leader with 25 years of experience and a strong track record of performance. He’s also quickly earned the trust and respect of Sprint employees. $S https://sprint.co/2JJpw83

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”)T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.